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                             EXHIBIT 28.1 (6 PAGES)

                 PRESS RELEASE DATED JANUARY 22, 1998 ANNOUNCING
                EARNINGS FOR THE QUARTER ENDED DECEMBER 31, 1997
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                     PMFI PERPETUAL MIDWEST FINANCIAL, INC.
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                                                    DATE: January 22, 1998
                                                    CONTACT: Rick L. Brown, CFO
                                                        (319) 366-1851

                        PERPETUAL MIDWEST FINANCIAL, INC.


CEDAR RAPIDS, IOWA------

         Perpetual Midwest Financial, Inc., parent of Perpetual Savings Bank, FSB, announced earnings of $438,000 or $0.24 per common share for the Company's three months ended December 31, 1997. This compares to net income of $81,000 or $0.04 per common share for the three months ended December 31, 1996. The increase in earnings for the three months ended December 31, 1997 compared to the three months ended December 31, 1996 was predominately due to an increase of $301,000 in net interest income before provision for loan losses, a $71,000 decrease in other expenses and a $282,000 decrease in provision for loan losses, offset by a $59,000 decrease in other income and a $238,000 increase in income tax provision.

         Net interest income, before provision for loan losses, for the three months ended December 31, 1997 increased $301,000 to $2.9 million as compared to the same period last year. Interest income increased $425,000 to $7.7 million while interest expense increased $124,000 to $4.8 million for the three months ended December 31, 1997, as compared to the three months ended December 31, 1996.

         Earnings for the first six months of fiscal 1998 ended December 31, 1997 resulted in net income of $993,000 or $0.55 per share of common stock. This compared to a net loss of $472,000 or ($0.26) per share of common stock for the six months ended December, 1996 or net income of $453,000 or $0.25 per share of common stock before a special SAIF assessment.

                                       1
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Perpetual Midwest Financial, Inc. Press Release
January 22, 1998
Page 2 of 6

         The increase in earnings for the first six months of fiscal 1998 compared to the same period last year was predominantly due to an increase of $ 607,000 net interest income, a $282,000 decrease for provision for loan losses, and a $1.5 million decrease in other expenses predominantly due to the $1.5 million expense for a special assessment on SAIF-insured institutions in order to recapitalize the SAIF insurance fund in 1997, offset by a $17,000 decrease in other income and a $947,000 increase in tax provision.

         Net interest income, before provision for loan losses, for the six months ended December 31, 1997 increased $607,000 to $5.7 million as compared to $5.1 million for the same period last year. Interest income increased $784,000 to $15.4 million while interest expense increased $177,000 for the six months ended December 31, 1997 as compared to the six months ended December 31, 1996.

         Total consolidated assets at December 31, 1997 were $392.1 million as compared to $397.2 million at June 30, 1997. At December 31, 1997, allowance for loan losses totaled $2.9 million or 0.87% of total net loans receivable as compared to $3.0 million or 0.96% of total net loans receivable at June 30, 1997. The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate) were $1.2 million or 0.31% of total assets at December 31, 1997, compared with $1.2 million or 0.31% of total assets at June 30, 1997.

         As of December 31, 1997, Perpetual Savings Bank, FSB had tangible and core capital ratios of approximately 8.19% and a risk-based capital ratio of 12.23%. The Bank continued to exceed its regulatory capital requirements and expects to remain in excess of the requirements.

On December 15, 1997, Perpetual Midwest Financial, Inc. ("Perpetual"), parent of Perpetual Savings Bank, FSB ("Perpetual Savings") announced that it had signed a definitive agreement with Commercial Federal Corporation ("Commercial"), headquartered in Omaha, Nebraska, pursuant to which Perpetual would merge with Commercial and Perpetual Savings would merge with Commercial Federal Bank, a wholly owned subsidiary of Commercial. The Merger is expected to be completed in Mid 1998.

                                       2
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Perpetual Midwest Financial, Inc. Press Release
January 22, 1998
Page 3 of 6

         Commercial, parent company of Commercial Federal bank, has operations in Nebraska, Kansas, Colorado, Oklahoma and Iowa. At September 30, 1997, Commercial had total assets of $7.2 billion and total shareholder equity of $444 million. Perpetual Savings Bank, FSB, headquartered in downtown Cedar Rapids, Iowa, has four full service branch offices including; Cedar Rapids West, Cedar Rapids East, Cedar Rapids Northeast, and Iowa City, Iowa.

         Perpetual Midwest Financial, Inc's common stock is traded on the NASDAQ National Market under the symbol "PMFI" and Commercial's common stock is traded on the New York Stock Exchange under the symbol "CFB".

         A consolidated financial summary follows (3 pages).

                                      #####

                                        3

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                         Summary of Financial Highlights

                       -Consolidated Statements of Income-

                                               For the 3 mos. ended December 31,
                                               ---------------------------------
                                                     1997            1996
(Dollars in Thousands except Per Share Data)     (unaudited)      (unaudited)
--------------------------------------------------------------------------------
Interest Income                                     $7,688           $7,263

Interest Expense                                     4,832            4,708
                                                    ------           ------

Net Interest Income                                  2,856            2,555
        Provision for loan losses                      270              552
                                                    ------           ------
Net Interest Income after
    Provision for Loan Losses                        2,586            2,003

Other Income                                           433              492

Other Expenses                                       2,269            2,340

Income Before Income Taxes                             750              155

        Income tax provision                           312               74
                                                    ------           ------
Net Income                                          $  438           $   81
                                                    ======           ======

Earnings per share                                  $ 0.24           $ 0.04
                                                    ======           ======


Earnings per share assuming dilution
        Net Income                                   $0.23            $0.04
                                                    ======           ======

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                         Summary of Financial Highlights

                       -Consolidated Statements of Income-

                                               For the 6 mos. ended December 31,
                                               --------------------------------
                                                      1997              1996
 (Dollars in Thousands except Per Share Data)     (unaudited)         (audited)
 -------------------------------------------------------------------------------
Interest Income                                    $ 15,389           $ 14,605

Interest Expense                                      9,643              9,466
                                                   --------           --------

Net Interest Income                                   5,746              5,139
        Provision for loan losses                       495                777
                                                   --------           --------
Net Interest Income after
    Provision for Loan Losses                         5,251              4,362

Other Income                                            893                910

Other Expenses                                        4,490              4,545
        Special SAIF assessment                        --                1,485
                                                   --------           --------
Total Other Expenses                                  4,490              6,030

Income Before Income Taxes                            1,654               (758)

        Income tax provision                            661               (286)
                                                   --------           --------
Net Income                                         $    993           $   (472)
                                                   ========           ========


Earnings per share                                 $   0.55           ($  0.26)
                                                   ========           ========


Earnings per share assuming dilution
        Net Income                                 $   0.52           ($  0.26)
                                                   ========           ========




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                         Summary of Financial Highlights

                         -Consolidated Balance Sheets -

                                                                   December 31,            June 30,
                                                                       1997                  1997
                                                                   (unaudited)             (audited)
------------------------------------------------------------     ---------------         --------------

Assets
    Cash and due from financial institutions                     $   6,929,498            $   6,066,803
    Interest-bearing balances in financial inst                      7,026,046               20,933,322
                                                                 -------------            -------------
        Cash and cash equivalents                                   13,955,544               27,000,125

    Securities:
          Trading portfolio                                            456,100                  756,625
          Available-for-sale                                        23,454,865               41,143,033
          FHLB stock                                                 4,640,900                4,640,900
    Loans held for sale                                                153,000                  889,367
    Loans receivable, net                                          337,908,514              310,522,161
    Accrued interest and dividend receivable                         2,505,232                2,589,365
    Premises and equipment, net                                      7,035,072                7,203,686
    Other assets                                                     1,983,413                2,484,211
                                                                 -------------            -------------
        Total Assets                                             $ 392,092,640            $ 397,229,473
                                                                 =============            =============

Liabilities
    Deposits                                                     $ 313,868,384            $ 305,165,267
    Borrowed funds                                                  38,706,357               52,203,351
    Advances from borrowers for taxes & ins                            860,435                  828,198
    Accrued interest payable                                         1,856,990                3,021,590
    Other liabilities                                                1,826,850                2,121,405
                                                                 -------------            -------------
        Total Liabilities                                        $ 357,119,016            $ 363,339,811

Stockholders' Equity
    Common stock (2,123,984 shares)                              $      21,240            $      21,240
    Additional paid in capital                                      20,743,797               20,712,302
    Retained earnings-substantially restricted                      19,078,430               18,367,609
    Unrealized holding gains/losses-available-for-sale                 (14,427)                (129,204)
    Less:  Common stock acquired                                    (3,925,414)              (4,039,766)
           Employee stock ownership plan                              (584,827)                (610,542)
           Unearned compensation                                      (345,175)                (431,977)
                                                                 -------------            -------------
        Total Stockholders' Equity                               $  34,973,624            $  33,889,662

Total Liabilities and
        Stockholders' Equity                                     $ 392,092,640            $ 397,229,473
                                                                 =============            =============